Exhibit 99.2

The Donerail Group Nominates Full Slate of Highly Qualified Director Candidates For Election at Turtle Beach Corporation’s 2022 Annual Meeting

 Announces Formation of 8.5% Shareholder Group with SCW Capital Management LP

Unveils an Experienced and Qualified Slate With a Vision for Turning Around Turtle Beach

Urges Board to Adopt Universal Proxy Card, a Widely-Accepted Governance Best Practice, for the 2022 Annual Meeting

Launches www.ResetTurtleBeach.com for Updates on Donerail’s Campaign for Change

Business Wire

LOS ANGELES -- March 22, 2022

The Donerail Group LP (together with its affiliates, "Donerail", "we" or "us"), one of the largest shareholders of Turtle Beach Corporation (NASDAQ: HEAR) ("Turtle Beach" or the "Company"), today issued the below letter to shareholders regarding its nomination of a full slate of six highly qualified and independent candidates for election to the Company's Board of Directors (the "Board") at the 2022 Annual Meeting of Shareholders (the "Annual Meeting"):

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Fellow Shareholders,

It is clear to us that wholesale change is urgently needed in Turtle Beach's boardroom in order to catalyze enhanced value creation. For far too long, shareholders have seen the current Board preside over chronic underperformance, dismal operating results, poor capital allocation and weak corporate governance. The Board has allowed management to eschew value creation opportunities while failing to execute on a straight-forward operating plan and consistently misallocating capital. With Turtle Beach's shares down approximately 60% since the current management took over eight years ago, this much is clear: Turtle Beach Needs a Reset.

Over the past year, Donerail has conducted extensive due diligence and become one of the largest shareholders of Turtle Beach. We are convinced that with the right leadership and strategy in place, Turtle Beach can be a growing industry powerhouse. Unfortunately, we have grown deeply concerned with the Board's willful ignorance of its fiduciary obligations and are rightfully skeptical of management's ability to change the Company's downward trajectory. Our lack of faith has only increased after interactions with other shareholders, who also seem to have lost all confidence in the Company's leadership. As such, we have taken the extraordinary step of nominating a full slate of independent director candidates for election to the Board at the upcoming Annual Meeting.

We have invested significant time and resources recruiting a world-class slate that can bring the right skills and perspectives to the Board. These individuals are not only well-suited to implement a reset at Turtle Beach and better navigate the industry, but they also understand the tenets of sound corporate governance. Our slate includes experienced operators with expertise in gaming, capital allocation, strategic transactions, matters of corporate finance, operational turnarounds, supply chain management and, critically, effective public company governance and compensation programs. Biographies for each of our nominees are included in this letter.

With the help of these nominees and our network of consultants and advisors, we have also developed an operating plan that we believe would properly maximize the value of Turtle Beach's unique set of assets and allow for equity value creation performance at least on par with (and hopefully surpassing) its best-in-class competitors. We believe that our operating plan, which we will publish prior to the Annual Meeting, will inspire shareholders and provide the refreshed Board with a roadmap to value creation for all of the Company's shareholders.

In addition to announcing our slate of director nominees, we are pleased to announce that SCW Capital Management, LP ("SCW"), one of the largest shareholders of Turtle Beach, has joined our effort to effect change at the Company. SCW is a Dallas-based investment advisory firm focused on achieving long-term value creation through investments in domestic small and mid-cap companies. SCW is familiar with our nominees and plans for value creation and believes in the turnaround opportunity at Turtle Beach and our candidates' ability to create change. In addition to SCW, we have been humbled by the number of shareholders that have proactively reached out to praise our efforts to turn around Turtle Beach, and we encourage any Turtle Beach shareholder to contact us with thoughts and views on value creation.

Furthermore, we are requesting that the Board adopt a universal proxy card ("Universal Proxy") for the 2022 Annual Meeting. The Universal Proxy is widely viewed as a best practice in contested elections, as it offers shareholders the ability to vote for their preferred mix of director candidates. In November 2021, the U.S. Securities and Exchange Commission voted to adopt Universal Cards for contested elections, claiming that Universal Cards provided "an important aspect of shareholder democracy." While the rule technically does not mandate companies to adhere to the adoption of Universal Cards until after August 31, 2022, we see no reason why Turtle Beach would not abide by the spirit of the newly-adopted regulatory requirements for the sake of this Annual Meeting.

We look forward to continuing to engage with the Company's shareholders in the coming weeks and months. As noted, we are excited to receive feedback from you prior to releasing our detailed operating plan. In the meantime, please visit www.ResetTurtleBeach.com to learn more.

Best Regards,

/s/ William Z. Wyatt
William Z. Wyatt
Managing Partner
The Donerail Group LP

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DONERAIL'S SIX NOMINEES

Terry Jimenez

Mr. Jimenez has an extensive background in operational turnarounds, M&A transactions, and capital allocation. We believe he has the right background to help management establish a new strategic plan that pursues greater operational efficiency, more aligned executive compensation and a properly optimized balance sheet

•	Mr. Jimenez served as Chief Executive Officer, President and member of the Board of Directors at Tribune Publishing Company (NASDAQ: TPCO) a diversified media company with $1 billion in annual revenue
•	Prior to Tribune Publishing, he was a Partner within IBM's Global Business Services division
•	He was a member of the Board of Directors for Tribune Publishing Company, BestReviews (served as Chairman) and not-for-profit board of the News Media Alliance. Mr. Jimenez is currently on the boards of Ronald McDonald House Charities of Chicagoland/NW Indiana and Northern Illinois University School of Business

Michelle Wilson

Ms. Wilson possesses business and financial planning expertise and extensive executive-level experience in marketing, strategy and operations across a variety of consumer brands and sectors

•	Ms. Wilson is a leading sports and entertainment C-Suite executive and previously served as Co-President and Board Member of World Wrestling Entertainment Inc. (NYSE: WWE), leading the company through transformative change and building a multi-platform media enterprise worth more than $5 billion
•	She co-founded Isos Capital Management in 2021 and served as Co-CEO of Isos Acquisition Corporation, a special purpose acquisition company, that completed a business combination with Bowlero Corp. (NYSE: BOWL) in a $2.6 billion transaction and currently sits on the Bowlero Corp. Board of Directors
•	Previously, Ms. Wilson served as Chief Marketing Officer of the United States Tennis Association, oversaw all marketing efforts for the launch of the original XFL, held brand management positions at the NBA and Nabisco, and was named one of the 10 Most Powerful Women in Sports

Katie Scherping

Mrs. Scherping has demonstrated a successful track record of exhibiting best-in-class corporate governance policies, leading companies through transformative growth initiatives, and shepherding companies through M&A

•	Mrs. Scherping is a former board member, audit committee chair, and member of the nominating and governance committee of Papa Murphy's (Nasdaq: FRSH) take-n-bake pizza until Papa Murphy's acquisition by MTY Food Group Inc. in May 2019

•	Mrs. Scherping recently retired as the CFO of National Cinemedia, Inc. (Nasdaq: NCMI) and was formerly CFO of Red Robin Gourmet Burgers (Nasdaq: RRGB), a casual dining restaurant chain, where she was responsible for the finance and accounting functions, investor relations, and information technology. She also has over 18 years of experience in executive financial leadership roles and has received multiple awards for her outstanding accomplishments
•	She is a financial expert with more than 38 years of finance, accounting and managerial experience

Brian Stech

Mr. Stech is a former executive of a major competitor of Turtle Beach, SteelSeries, and brings much needed operational expertise in the gaming peripherals space to Donerail's slate. He has diverse M&A, turnaround, and leadership experience in global sales, marketing, product and general management roles

•	Mr. Stech is currently the CEO of Vinci Brands, a privately-held global leader of consumer tech solutions, and was previously the CEO of Incipio Group
•	Previously, he was President of SteelSeries, a leading global gaming peripherals and esports business that recently was acquired by GN Store Nord in October 2021
•	Mr. Stech was also President of ZAGG, Inc. (NASDAQ: ZAGG), a global leader in accessories that empower mobile lifestyles
•	Many Vinci, Incipio Group, ZAGG and SteelSeries brands and products are sold in the same retail partners as Turtle Beach

William Wyatt

Mr. Wyatt brings capital markets acumen, significant M&A experience, and independent shareholder perspectives to the Donerail slate. He has worked in the financial services industry for over 15 years and has served as both an institutional investor and investment banker. We believe he has the right background to help the Board pursue and evaluate all paths to maximizing value for shareholders

•	Mr. Wyatt is the Managing Partner of The Donerail Group LP, an investment management firm, with more than 15 years of experience advising and investing in companies in the retail and consumer sectors
•	Prior to Donerail, he was a Portfolio Manager at Starboard Value LP, a New York-based investment adviser, where he served as the Head of Event Driven Investments
•	Mr. Wyatt also served in a variety of investment and leadership roles at Empyrean Capital, Magnetar Capital and Goldman Sachs

Kimberly Kreuzberger

Mrs. Kreuzberger has spent most of her career marketing consumer brands and brings a wealth of knowledge around creatively selling legacy lifestyle brands

•	Mrs. Kreuzberger founded Pivot Projects, a full-service business partner for celebrity talent. Pivot builds impactful storytelling platforms by offering marketing, e-commerce and operating services to new and existing talent led brands
•	Prior to Pivot Project, she was Chief Revenue Officer of goop, a wellness and lifestyle brand company founded by actress Gwyneth Paltrow. During her tenure, goop raised over $100 million of funding, experienced hyper growth from 16 to 260+ employees and received a valuation exceeding $300 million
•	She has extensive experience in growing consumer retail brands

About Donerail

The Donerail Group LP is a Los Angeles-based investment adviser that employs a value-oriented investment lens focusing on special situations and event driven investments.

CERTAIN INFORMATION CONCERNING THE PARTICIPANTS

The Donerail Group, LP, a Delaware limited partnership ("Donerail"), together with the other participants named herein, intends to nominate director candidates and file a preliminary proxy statement and accompanying WHITE proxy card with the Securities and Exchange Commission ("SEC") to be used to solicit votes in connection with the 2022 annual meeting of stockholders of Turtle Beach Corporation, a Nevada corporation (the "Company").

DONERAIL STRONGLY ADVISES ALL SHAREHOLDERS OF THE COMPANY TO READ THE PROXY STATEMENT AND OTHER PROXY MATERIALS AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. SUCH PROXY MATERIALS WILL BE AVAILABLE AT NO CHARGE ON THE SEC'S WEB SITE AT HTTP://WWW.SEC.GOV. IN ADDITION, THE PARTICIPANTS IN THIS PROXY SOLICITATION WILL PROVIDE COPIES OF THE PROXY STATEMENT WITHOUT CHARGE, WHEN AVAILABLE, UPON REQUEST. REQUESTS FOR COPIES SHOULD BE DIRECTED TO THE PARTICIPANTS' PROXY SOLICITOR.

The participants in the proxy solicitation are anticipated to be Donerail, Donerail Master Fund LP, a Cayman Islands exempted limited partnership (the "Donerail Fund") the Harbert Donerail Fund GP LLC, a Delaware limited liability company ("Donerail Master GP"), the Donerail Group LP, a Delaware limited partnership ("Donerail Group"), the Donerail Group GP LLC, a Delaware limited liability company ("Donerail Group GP"), Harbert Fund Advisors, Inc., an Alabama corporation ("HFA"), Harbert Management Corporation, an Alabama corporation ("HMC"), William Wyatt, SCW Capital, LP, a Texas limited partnership ("SCW Capital"), SCW Capital QP, LP, a Texas limited partnership ("SCW QP"), SCW Capital Management, LP, a Texas limited partnership ("SCW Management"), Trinity Investment Group, LLC, a Delaware limited liability company ("Trinity"), Robert Cathey, Terry Jimenez, Kimberly Kreuzberger, Katherine L. Scherping, Brian Stech and Michelle D. Wilson.

As of the date hereof, Donerail Master Fund directly beneficially owns 860,816 shares of Common Stock, par value $0.001 per share (the "Common Stock"), including 275,000 shares of Common Stock underlying call options currently exercisable. As the general partner of Donerail Master Fund, Donerail Master GP may be deemed to beneficially own the 860,816 shares of Common Stock directly beneficially owned by Donerail Master Fund. As the investment manager of Donerail Master Fund, Donerail Group may be deemed to beneficially own the 860,816 shares of Common Stock directly beneficially owned by Donerail Master Fund. As the general partner of Donerail Group, Donerail Group GP may be deemed to beneficially own the 860,816 shares of Common Stock directly beneficially owned by Donerail Master Fund. As a "filing adviser" with supervisory control of Donerail Group, HFA may be deemed to beneficially own the 860,816 shares of Common Stock directly beneficially owned by Donerail Master Fund. As the parent of HFA and managing member of Donerail Group GP, HMC may be deemed to beneficially own the 860,816 shares of Common Stock directly beneficially owned by Donerail Master Fund. As the Managing Partner of Donerail Group, which serves as the investment manager of Donerail Master Fund, Mr. Wyatt may be deemed to beneficially own the 860,816 shares of Common Stock owned directly by Donerail Master Fund. As of the date hereof, SCW Capital directly beneficially owns 344,029 shares of Common Stock. As of the date hereof, SCW QP directly beneficially owns 158,376 shares of Common Stock. As the investment manager to each of SCW Capital and SCW QP, SCW Management may be deemed to beneficially own the 502,405 shares of Common Stock beneficially owned in the aggregate by the SCW Funds. As the general partner of each of the SCW Funds and SCW Management, Trinity may be deemed to beneficially own the 502,405 shares of Common Stock beneficially owned in the aggregate by the SCW Funds. As of the date hereof, Mr. Cathey directly beneficially owns 6,000 shares of Common Stock. In addition, as the Principal of SCW Management and a Managing Member of Trinity, Mr. Cathey may be deemed to beneficially own the 502,405 shares of Common Stock beneficially owned in the aggregate by the SCW Funds. As of the date hereof, Messrs. Jimenez and Stech and Messes. Kreuzberger, Scherping and Wilson do not own beneficially or of record any securities of the Company.

Contact:

Longacre Square Partners

Charlotte Kiaie / Ashley Areopagita, 646-386-0091

ckiaie@longacresquare.com / aareopagita@longacresquare.com